Management Discussion and Analysis

THREE AND SIX MONTHS ENDED JUNE 30, 2026

Exhibit 99.3

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Introduction

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “we”, “us”, “our” or the “Company”) on August 13, 2026. The following discussion of performance, financial condition and future prospects should be read in conjunction with the unaudited condensed interim consolidated financial statements and the related notes thereto for the three and six months ended June 30, 2026 and June 30, 2025. The information provided herein supplements but does not form part of the condensed interim consolidated financial statements. This discussion covers the three and six months ended June 30, 2026 and the subsequent period up to August 13, 2026, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including audited annual consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Adrian Newton, P.Geo, the Company's Vice President, Exploration, and a qualified person as defined by National Instrument 43 - 101 - Standards of Disclosure for Mineral Projects ("NI 43 - 101") (see "Responsibility for Technical Information" section below).

This MD&A contains forward looking information. Please read the forward looking statements on pages 4 and 5 carefully.

Skeena Gold + Silver	Management’s Discussion & Analysis	2

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Skeena Gold + Silver	Management’s Discussion & Analysis	3

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Forward Looking Statements

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws (collectively, “forward - looking statements”). Forward - looking statements relate to future events or future performance and are based on management’s current expectations, estimates, projections, beliefs and assumptions. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as  “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “progressing towards”, “in search of”, “complete”, “anticipates” or “does not anticipate”, “believes”, “often”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. In particular, and without limiting the foregoing, the forward-looking statements in this MD&A include statements regarding: the planned construction, development, commissioning and ramp-up of the Eskay Creek Project, including construction activities planned for the remainder of 2026, the timing of completion and energization of key infrastructure, and the commencement of ore mining and ore stockpiling; the timing and results of further metallurgical testwork and the use of such results in production planning; the scope, timing and potential results of the updated NI 43-101 Technical Report for the Eskay Creek Project and Snip, including potential changes to the production profile and mine life; the timing of commencement of commercial production at Eskay Creek, which management currently expects will occur in 2027; the sufficiency and availability of proceeds of the Senior Secured Notes to fund the Company’s capital requirements through commencement of commercial production; forecasts of the Eskay Creek Project completion date and gold and silver production schedule used in the valuation of the Gold Stream, NSR Royalty and Additional NSR Royalty Option; the expected environmental performance of the Eskay Creek Project, including anticipated carbon emissions; the Company’s ability to maintain required permits and approvals and constructive relationships with Indigenous Nations and communities relevant to construction and operation of the Eskay Creek Project; future exploration activities and results; Mineral Resource and Mineral Reserve estimates and the potential conversion of Mineral Resources to Mineral Reserves; and the Company’s future financial condition, liquidity, capital requirements and ability to execute its business plan.

Forward-looking statements are based on material assumptions that management believes are reasonable as of the date of this MD&A, including, as applicable: construction, commissioning and ramp-up proceeding substantially in accordance with current plans, schedules and budgets; no material adverse changes to the design, scope or execution plan for the Eskay Creek Project; timely performance by contractors, suppliers and other counterparties; continued availability of skilled labour, equipment, materials, power and other services at anticipated costs; the Company being able to access and use restricted cash and other financing proceeds in accordance with the terms of the Senior Secured Notes and related financing arrangements; continued compliance with the terms of the Senior Secured Notes, Gold Stream and other material agreements; the maintenance of required permits, licences and approvals and compliance with their conditions; continued constructive relations with the Tahltan Nation and other Indigenous Nations and communities; no material delays arising from legal or regulatory challenges, adverse weather, wildfire, labour disruptions, supply-chain disruptions or environmental events; commodity prices, exchange rates, interest rates and inflation remaining within ranges reasonably consistent with

Skeena Gold + Silver	Management’s Discussion & Analysis	4

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

management’s current forecasts; geological, geotechnical, hydrogeological, metallurgical, mining, recovery, grade, dilution, capital cost and operating cost assumptions being materially accurate, including assumptions underlying the 2023-DFS and current project forecasts, as applicable; and the availability of additional financing on acceptable terms if required. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially, including: construction delays and cost overruns; delays or failures in commissioning, grid energization or ramp-up; failure to achieve commercial production when anticipated; inability to access restricted funds or other financing proceeds when required; failure to comply with debt covenants or other financing terms; contractor, supplier or counterparty performance; shortages or increased costs of labour, equipment, materials, power or services; inflation, tariffs, supply-chain disruptions, industrial action, adverse weather, wildfire and other force majeure events; changes to, delays in or challenges to permits, licences and regulatory approvals, or failure to comply with their conditions; changes in or challenges relating to relationships and agreements with Indigenous Nations and communities; environmental, health and safety incidents; metallurgical results or operating performance differing from assumptions; the updated NI 43-101 Technical Report not demonstrating the anticipated opportunities; inaccurate geological, geotechnical, hydrogeological, engineering, Mineral Resource or Mineral Reserve assumptions or estimates; changes in gold and silver prices, exchange rates, interest rates or credit spreads; changes in law, regulation, taxation or governmental policy; litigation, proceedings and investigations; and the other risks described under “Risk Factors” in this MD&A and in the Company’s most recently filed Annual Information Form.

There can be no assurance that any forward-looking statement will prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements.

These forward-looking statements speak only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

Skeena Gold + Silver	Management’s Discussion & Analysis	5

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The Company

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company’s flagship property is the Eskay Creek Revitalization Project (“Eskay Creek” or “Eskay Creek Project”) which entered the development phase in December 2024.

The Company also owns several exploration stage mineral properties in the Golden Triangle and Liard Mining Division of British Columbia, including the past-producing Snip gold mine (“Snip”).

Figure 1: Property Locations – British Columbia’s Golden Triangle

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the symbol SKE, and on the German stock exchanges under the symbol RXF.

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SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration Properties

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Project to be its primary project.

Eskay Creek Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. An intervening mudstone unit represents a period of depositional quiescence during an otherwise active period of volcanism. This mudstone (“Contact Mudstone”) is spatially and temporally related to the main mineralizing event at Eskay Creek and hosts most of the historically exploited mineralization.

The Company’s drilling in 2020 intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 metres (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near, interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling campaigns, starting in 2019, have intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore. The property was regarded as having been the highest-grade gold operation in the world with an average grade of 45 grams per tonne (“g/t”) gold and over 2,000 g/t silver.

The historical production for Eskay Creek is summarized in Figure 2.

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SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Figure 2: Eskay Creek Historical Production

Skeena history at Eskay Creek

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the 2019 Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay Creek deposit.

The Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources (as defined in NI 43-101) hosted in the various zones. During this program, two additional drill holes (SK--19--063 and SK--19--067) were extended below the Inferred Resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Project. On September 1, 2021, the Company advanced the PEA to a Prefeasibility Study for the Eskay Creek Project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a Feasibility Study (“FS”) for the Eskay Creek Project, prepared by Ausenco (the “2022-FS”). A summary of the 2022-FS results was published in a news release on September 8, 2022.

On December 22, 2023, the Company published an Updated Feasibility Study for the Eskay Creek Project (the “2023-DFS” or “DFS”), prepared by Sedgman Canada Ltd. (“Sedgman”) and Global Resource Engineering (“GRE”).

Skeena Gold + Silver	Management’s Discussion & Analysis	8

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Hoodoo and KSP Properties

During 2024, Skeena finalized a large airborne magnetics survey and data compilation for the new 74,633 hectare Hoodoo Project which was staked in October 2023. The Hoodoo property is situated approximately 65 kilometers northwest of Eskay Creek. Remarkably, this ground was unclaimed mineral tenure with virtually no historical exploration despite possessing very high prospectivity for alkalic porphyry deposits. Alkalic gold-copper porphyry deposits in the Cordillera of British Columbia typically rank as the higher-grade end members examples of which are Galore Creek and New Afton. These specific deposits are attractive exploration targets based on their atypically high gold tenor. To further hone 2024 drill targeting, the Company performed a ZTEM airborne geophysical survey over the KSP property.

An accelerated exploration model was employed in H2 2024 that judiciously ranked and ultimately culminated in drilling targets on the KSP property. The successes of the 2023 field program in discovering new gold-copper mineralization and increasing the geological understanding of the KSP and Hoodoo properties warranted augmented exploration in these areas.

In H2 2024, the Company drilled a total of 22 surface-based drill holes totaling 9,182 metres on the KSP property. These holes were targeting Cu-Au porphyry mineralization. The drilling expanded known occurrences drilled by previous operators as well as testing new targets generated from the 2024 sampling program and ZTEM surveys.

Situated on the northwestern portion of the KSP Project and approximately 5 kilometers southeast of the Company’s Snip Gold Project, the Camp Porphyry area is host to a large, previously unexplored porphyry body. Drilling by the Company in 2024 intersected broad intervals of previously unrecognized Au-Cu porphyry mineralization featured by 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03 % Cu beginning at 50 metres below surface. This initial phase of widely spaced exploratory drilling has traced the new mineralization along a strike length of approximately 1,000 meters, with potential for further expansion through additional drilling.

Numerous Au-Cu intervals were intersected in discovery drill hole CP-24-004 on the western flank of the intrusion which is coincident with the margin of a very large and discrete ZTEM resistivity anomaly. The extensive distribution of Au-Cu mineralization begins at 50 metres below surface over a drilled length of 381.47 metres averaging 0.71 gpt Au, 0.69 gpt Ag, 0.03 % Cu with subintervals grading 0.50 gpt Au, 0.78 gpt Ag, 0.03 % Cu over 117.47 metres and 1.07 gpt Au, 0.68 gpt Ag, 0.03 % Cu over 139.00 metres. These intersections display classical porphyry system alteration assemblages and elevated Au-Cu tenor is associated with potassic (biotite) alteration signatures.

Depth limited, small scale drill programs investigating porphyry style Au-Cu mineralization in the Khyber Pass area have been performed by previous operators since 1985. Historical 2017 drill hole KBDDH17-097 ended in Au-Cu mineralization but averaged 0.63 gpt Au, 2.08 gpt Ag, 0.08 % Cu over 34.00 metres. In 2024, a re-evaluation of the historic core from the Khyber Pass area prompted a program of exploratory drilling to follow up on the historic drilling that may not have completely tested this prospective area.

Highlighted by 2024 drill hole KP-24-004, which averaged 0.72 gpt Au, 1.86 gpt Ag, 0.05 % Cu over 41.69 metres, drilling indicates that the Khyber Pass area may represent a higher-level expression of a larger porphyry system as evidenced by the volumetrically lower percentage of intrusive monzodiorites. The Khyber Pass mineralization is situated ~600 metres vertically above the Camp Porphyry and may represent a higher-level expression of the system.

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SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Progress at Eskay Creek and Outlook

Site Works

As noted above, the Company transitioned Eskay Creek from the exploration phase to the development phase in December 2024. During fiscal 2025 and for the six - month period ended June 30, 2026, construction activities have continued at the Eskay Creek Project. These activities include:

●	Mobilization of large Skeena mining equipment to support larger-scale mining at the technical sample quarry
●	Continuance of open pit mining to pre–strip orebody and to produce construction rock with total mined ex-pit material of 4.3Mt
●	Commencement of dam construction activities at the Tom MacKay Storage Facility (“TMSF”) to support future tailings and sub-aqueous Potentially Acid Generating (“PAG”) deposition
●	Commencement of water management infrastructure including ponds and diversions, completion of the first stage of the water treatment plant and commencement of the second stage of the water treatment plant
●	Completion of the concrete foundations, structural steel erection, and architectural cladding/roofing of the process plant building
●	Commencement of all construction trades within the process plant building, including mechanical, piping, HVAC, electrical and instrumentation installation
●	Completion of all required bridge replacements on the mine access road
●	Commencement of substation construction at Volcano Creek, Eskay Creek, and the 69 kV overhead powerline to site, including initial tie-ins to the BC Hydro grid
●	Commencement of construction of the permanent camp facility, including completion of mass earthworks

Construction activities planned for the remainder of 2026 are as follows:

●	Continuance of open pit mining to pre-strip orebody and to produce construction rock
●	Commencement of ore mining and ore stockpiling
●	Mobilization of additional large Skeena mining equipment to support mining ramp up
●	Completion of the initial TMSF dam construction and commencement of sub-aqueous PAG deposition
●	Continuance of water management infrastructure including ponds and diversions, including completion of the second stage of the water treatment plant
●	Continuation to substantial completion of concrete, structural, mechanical, and piping installations in the processing facilities
●	Continuation of electrical and control system installations in the processing facilities
●	Commencement of mechanical completion testing in the processing facilities
●	Completion of construction of the Volcano Creek substation, 69 kV overhead power line to site, and Eskay Creek substation
●	Energization of processing facilities, water treatment plant, and other key facilities with permanent grid power
●	Completion of construction of the permanent camp

Skeena Gold + Silver	Management’s Discussion & Analysis	10

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Engineering

Following completion of the DFS, engineering advanced into the detailed engineering phase of the project. Both detailed engineering and procurement activities are now substantially complete, with fabrication and delivery of equipment and materials orders progressing per schedule requirements.

Metallurgical Optimization & Simplified Flowsheet at Eskay Creek

Following Eskay Creek’s 2022-FS, and in preparation for the 2023-DFS, Skeena continued metallurgical test work using representative samples of Eskay Creek material. The focus of this work was to simplify the process flowsheet and improve the quality of the concentrate expected to be produced from the flotation plant. Metallurgical tests were conducted through 2023 in support of the DFS to optimize the flowsheet and to increase grades of payable metals in the concentrate.

As part of the DFS, metallurgical testing was conducted on composite samples that represented a range of 15-35% Mudstone with the balance as Rhyolite, matching the expected range of lithologies to be produced by the mine. This optimized metallurgical basis, including flowsheet and process design criteria, currently forms the basis of the process plant detailed design. Further metallurgical testwork will be conducted in the second half of 2026 to further inform production planning for the first two years of production.

Optimization Studies

In late 2025, the Company commenced work on an updated NI 43-101 Technical Report for the Eskay Creek Project and the nearby Snip Project. The study is expected to evaluate the potential impact of higher gold and silver prices, improved open pit geotechnical parameters, and the inclusion of mineralized material from the Snip deposit in the mine plan. The primary objective of the study is to assess opportunities to improve the production profile beyond the first five years of operations and to extend the overall mine life. The Company currently expects to release the results of the study in late 2026.

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SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Environmental, Social and Corporate Governance

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint coupled with connection to British Columbia’s low carbon electrical grid, Eskay Creek is expected to have much lower carbon emissions than comparable mines.

One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Permitting

The Eskay Creek mine went through two environmental assessment processes in its history. The Eskay Creek Project followed a substituted process to obtain a new Environmental Assessment Certificate. On August 21, 2024, Skeena submitted its initial Environmental Assessment Certificate (EAC) Application for the 180-day Application Review phase. Skeena submitted the Revised Application on April 14, 2025, and it was accepted by the BC Environmental Assessment Office (EAO) and Tahltan Central Government (TCG) on May 30, 2025.

During the first three months of 2026, all major provincial and federal permits, licenses, and authorizations for construction and operation of the Eskay Creek Revitalization Project were issued. Key provincial approvals include the Mines Act permit approving the mine plan and reclamation program and various discharge permits (Environmental Management Act). The Environmental Assessment Certificate M26-01 contains 38 binding conditions, which identify requirements for environmental, social, and Tahltan-specific management plans, consultation requirements related to management plans, and requirements for an Independent Environmental Monitor. The federal Decision Statement is a document issued by the Minister of Environment and Climate Change, under Section 65 of the Impact Assessment Act, that confirms approval of the Eskay Creek Project, based on the environmental assessment. The Decision Statement includes 7 binding conditions, which identify requirements to development follow-up programs, consultation requirements for development of follow-up programs, and specific mitigation measures. Skeena is addressing these conditions in accordance with the timelines specified by the Environmental Assessment Certificate and Decision Statement.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation (“Tahltan”), which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, property access and use, capacity and environmental practices for projects in Tahltan Territory.

Skeena Gold + Silver	Management’s Discussion & Analysis	12

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Skeena’s most significant agreement with the TCG is the recently executed Eskay Creek Impact and Benefit Agreement (the "IBA").  The IBA establishes joint governance as well as environmental and cultural oversight and engagement protocols; it delivers Tahltan economic, employment, training and contracting benefits, while securing Tahltan support and non-interference with the Eskay Creek Project.

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustainability Assessment process. A portion of the traffic required to support the Eskay Creek Project will pass through Gitanyow Territory and the Wilp Sustainability Assessment process is their process to assess the potential impacts of that traffic. The agreement lays out the process that will be followed and provides for capacity funding to support Gitanyow’s assessment.

Skeena has information sharing, confidentiality and capacity agreements in place with the Nisga’a Lisims Government. The Eskay Creek Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights. The agreement provides for the information sharing and capacity to support activities required to complete a review and assessment of the Project’s potential impacts on Nisga’a Treaty rights.

Skeena also has in place a capacity agreement with Tsetsaut Skii km Lax Ha (“TSKLH”).  The TSKLH are a participating First Nation in the environmental assessment process for the Eskay Creek Project and the capacity agreement funding provides support to review the Eskay Creek environmental assessment application.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes committing to reconciliation with First Nations peoples through responsible and sustainable mining development, and to deliver value and prosperity to shareholders, employees, First Nation partners and surrounding communities.

One of Skeena’s core principles is to work closely with First Nations communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. Skeena believes in building and sustaining mutually beneficial and supportive relationships with First Nations communities by creating a foundation of trust and respect, through open, honest and timely communication.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate in the creation of a nature conservancy, the Tenh Dẕetle Conservancy.

Further to this announcement, the Company announced that it had entered into an Investment Rights Agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right would vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, triggering a third milestone achievement, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company. On April 16, 2024, the fourth and final milestone was met, resulting in the conversion of 79,858 Rights into 79,858 common shares of the Company.

Skeena Gold + Silver	Management’s Discussion & Analysis	13

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The Eskay Creek site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay Creek Project and contracting and business opportunities related to our current activities.

Highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands which are subject to the terms of the Nisga’a Final Agreement. Skeena has engaged with the Nisga’a Lisims Government directly and through the environmental assessment process to address Nisga’a concerns through the collaborative development of a Nisga’a process which meets requirements under paragraphs 8(e) and 8(f) of Chapter 10 in the Nisga’a Treaty and aligns with requirements in the Process Order. The highway access also passes through the Traditional Territory of the Gitanyow Hereditary Chiefs. Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate them as the Company grows, Skeena has established formal mission, vision, and values statements and has implemented a suite of comprehensive board level policies. A set of complementary operational level policies were developed for staff and contractors and have been implemented to support the board level policies.

As part of the focus on ever-improving corporate governance, the Company has also engaged independent corporate governance consultants to further assist with improving Skeena’s policies and procedures as needed.

Environmental, Social and Governance Reporting

The Company publishes an annual Sustainability Report on its website. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s environmental, social and governance practices, commitments and performance for the year.

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SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Recent Transactions

Financing Transactions

On April 10, 2026, the Company completed its offering of $1,036,761,000 (US$750,000,000) aggregate principal amount of Senior Secured Notes (the “Senior Secured Notes”). The Senior Secured Notes are non-callable for the first two years, mature on April 1, 2031, and bear interest of 8.50% per annum payable semi-annually. Proceeds from the Senior Secured Notes totalling $254,352,000 (US$184,000,000) were used to repurchase 66.67% of the Gold Stream, with $130,228,000 (US$94,208,000) deposited to an interest reserve account, representing three semi-annual interest payments on the Senior Secured Notes, and $552,940,000 (US$400,000,000) to support the remaining construction of Eskay Creek Project through a disbursement account, and $99,241,000 (US$71,792,000) for general and administrative expenses and costs associated with the issuance of the Senior Secured Notes. Proceeds deposited in the interest reserve and construction disbursement accounts were classified as restricted cash in the condensed interim consolidated statements of financial position.

The Senior Secured Notes represent senior secured obligations of Skeena, ranking pari passu with the Gold Stream obligations, and senior to all present and future subordinated indebtedness.

Prior to April 1, 2028, the Company may redeem:

●	Some or all of the Senior Secured Notes at a price equal to 100% of the principal amount of the Senior Secured Notes plus the greater of: (i) 1% of the principal amount; and (ii) a “make-whole” premium of 50 basis points over the treasury yield, plus accrued and unpaid interest;
●	Up to 10% of the aggregate principal amount of the Senior Secured Notes from time to time at a price equal to 103% of the principal amount of the Senior Secured Notes, plus accrued and unpaid interest; or
●	On any one or more occasions, up to 40% of the original aggregate principal amount of the Senior Secured Notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 108.5% of the aggregate principal amount thereof, plus accrued and unpaid interest.

On or after April 1, 2028, the Company may redeem the Senior Secured Notes, in whole or in part, at the relevant redemption price plus accrued and unpaid interest on the Senior Secured Notes up to the redemption date. The redemption price of the Senior Secured Notes is 104.25% of the principal amount until March 31, 2029, 102.125% until March 31, 2030 and 100% thereafter.

Upon a change of control event, the Company shall make an offer to purchase all of the Senior Secured Notes at a price in cash equal to 101% of the principal amount, plus accrued and unpaid interest. In addition, the Company is also required to use excess proceeds above a certain threshold from an asset sale, after repayment of certain debt and reinvestments, to purchase 100% of the aggregate principal amount of the Senior Secured Notes, plus accrued and unpaid interest.

Total transaction costs associated with the Senior Secured Notes amounted to $19,903,000.

Changes to Project Financing Package

On June 24, 2024, the Company entered into binding agreements with respect to a Project Financing Package for the development and construction of the Eskay Creek Project. The Project Financing Package was comprised of private placements of that closed on June 24, 2024, a Gold Stream, and a Senior Secured Term Loan facility of US$350,000,000. On April 10, 2026, the Senior Secured Term Loan facility was terminated. No draws were made on the Senior Secured Term Loan facility as of April 10, 2026.

Skeena Gold + Silver	Management’s Discussion & Analysis	15

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

As discussed above, on April 10, 2026, the Company negotiated an early buy-down option to reduce the stream percentage by 66.67% for $254,352,000 (US$184,000,000).

Net Smelter Return (“NSR”) Royalty Liabilities

During the six months ended June 30, 2026, the Company completed an agreement under which certain third parties were granted a 1% NSR royalty (the “NSR Royalty”) on the Eskay Creek Project in exchange for certain rights granted for the duration of the Eskay Creek Project. The NSR Royalty is subject to a minimum paid value of $100,000,000 and is capped at the first 5,000,000 gold equivalent ounces sold. In addition, the Company granted the right to elect to receive one of the following (the “Additional NSR Royalty Option”):

•	An additional 1.5% NSR royalty from the Eskay Creek Project;
•	2,900,001 common shares of the Company;
•	966,667 common shares of the Company and an additional 1.0% NSR royalty; or
•	1,933,334 common shares of the Company and an additional 0.5% NSR royalty.

This election must be made within 15 months of the Eskay Creek Project having attained 90% of designed throughput production capacity for a continuous period of 60 days. The Additional NSR Royalty Option is also capped at the first 5,000,000 gold equivalent ounces sold.

The Company is also subject to certain ongoing additional financial commitments to be negotiated and agreed to by the parties over the duration of the Eskay Creek Project.

Other Capital Transactions

On January 1, 2026, the Company granted 458,232 stock options, 40,107 RSUs, 79,507 PSUs and 23,005 DSUs to various directors, officers, employees and consultants of the Company. One third of the stock options, RSUs and PSUs vest on October 1, 2026, July 1, 2027 and April 1, 2028. Certain stock options and PSUs are subject to accelerated vesting upon achievement of Company milestones. The Company also granted 10,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $32.60 per common share.

On February 9, 2026, the Company granted 950,000 PSUs to officers of the Company, vesting upon achievement of a Company milestone.

On April 22, 2026, the Company granted 437,378 stock options and 170,000 PSUs to various employees and consultants of the Company, vesting upon achievement of Company milestones.  The Company also granted 1,000 stock options to an employee of the Company, with one third of the stock options vesting at each anniversary date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $44.42 per share. The Company also granted 2,746 DSUs to various directors in settlement of accrued directors’ fees.

On June 12, 2026, the Company granted 310,000 stock options to various employees of the Company, with one third of the stock options vesting at each anniversary of the grant date. The stock options have a term of 5 years, with each option allowing the holder to purchase one common share of the Company at a price of $36.32 per common share.

On June 30, 2026, the Company granted 3,009 DSUs to various directors in settlement of accrued directors’ fees.

Skeena Gold + Silver	Management’s Discussion & Analysis	16

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Operations

The following information has been obtained from the Company’s condensed interim consolidated financial statements for the period ended June 30, 2026 and 2025. This summary should be read in conjunction with the consolidated financial statements and accompanying notes, which are available on the Company’s profile on SEDAR+.

	For the three months ended		For the six months ended
	June 30		June 30
	2026	2025	2026	2025
General and administration expenses
Administrative compensation	3,789	1,819	6,261	3,462
Communications	621	542	1,078	1,033
Community relations and environmental	4,800	1,854	7,789	1,854
Depreciation	206	206	411	411
Office, insurance and general	1,419	856	2,640	1,988
Professional fees and consulting	1,942	792	3,549	2,048
Share-based payments	9,833	7,652	21,690	11,848
	22,610	13,721	43,418	22,644

Accretion of provision for closure and reclamation	215	145	430	289
Change in fair value of embedded derivative asset in long-term debt	(10,630)	—	(10,630)	—
Change in fair value of Gold Stream derivative liability	(12,653)	29,794	41,736	60,004
Exploration and evaluation	1,817	1,467	2,699	3,037
Flow-through share premium recovery	—	(4,950)	—	(11,416)
Foreign exchange loss	17,416	369	17,684	369
Gain on sale of exploration and evaluation interests	—	—	—	(3,216)
Impairment of other assets	—	—	10,784	—
Interest and finance fee expense	14,102	634	19,851	1,536
Interest income	(1,203)	(571)	(1,690)	(1,235)
Loss (gain) on marketable securities	3,560	(3,290)	15,427	(2,000)
Other	(14)	—	(32)	807
Loss before income tax	35,220	37,319	139,677	70,819
Deferred tax	—	(1,286)	—	3,462
Loss and comprehensive loss for the period	$35,220	$36,033	$139,677	$74,281

Loss per share – basic and diluted	$(0.28)	$(0.31)	$(1.14)	$(0.66)

Weighted average number of common shares outstanding – basic and diluted	123,696,505	114,643,231	122,650,876	112,577,917

Skeena Gold + Silver	Management’s Discussion & Analysis	17

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Loss of $139,677,000 during the six months ended June 30, 2026 (“H226”) was higher than the loss during the six months ended June 30, 2025 (“H225”) of $74,281,000. The increase is largely due to interest and finance fee expense during H226 compared to H225 of $19,851,000 (H225 - $1,536,000) arising from the accretion of 1% NSR Royalty and 1.5% Additional NSR Royalty Option liabilities that did not exist in H225.

The increase in the loss in H226 was also caused by the recognition of an unrealized loss of $15,427,000 (H225 – gain of $2,000,000) on the revaluation of marketable securities, driven by the decline in the fair value of the Company’s holdings of 29,666,667 shares of TDG Gold Corp. (H225 – 29,666,667 shares).

Attributable to the increase in the loss in H226 was foreign exchange loss of $17,684,000 (H225 - $369,000). The foreign exchange loss was primarily driven by the loss on translation of $29,166,000 (H225 - $nil) on the Senior Secured Notes, which was partially offset by the foreign exchange gain of $12,365,000 (H225 - $nil) on the revaluation of USD balances in restricted cash.

Other factors contributing to the higher loss in H226 included the recognition of an impairment loss of $10,784,000 (H225 - $nil) relating to the write-off of capitalized transaction costs and availability fees associated with the Senior Secured Term Loan facility, which was terminated in H226.

During H225, the Company incurred Canadian Development Expense (“CDE”) to reduce its commitments from the flow-through private placement completed in February 2025, resulting in the recognition of a $11,416,000 recovery during the period. The Company fulfilled the remaining flow-through commitments during fiscal 2025, resulting in no recovery on settlement of flow-through shares recognized during H2 2026.

Share-based payments of $21,690,000 (H225 - $11,848,000) largely relate to vesting conditions being met on Performance Share Units during H226 as the Company reached certain milestones during the period. During H226, the Company conducted hydro-geotechnical work to support groundwater monitoring, resulting in an increase in community relations and environmental expense in H226 compared to H225.

Offsetting the loss was a lower revaluation loss on the Gold Stream derivative liability of $41,736,000 (H225 – $60,004,000). The Gold Stream derivative liability is revalued at each reporting date and the change in fair value was primarily driven by movements in the forward gold price curve, which increased to a lesser extent during H226 than during H225, as well as the reduction in future Gold Stream commitments arising from the repurchase of 66.67% of the Gold Stream in H226. The loss in H226 was also offset by the revaluation gain on the derivative asset embedded in long-term debt of $10,630,000 (H225 - $nil). The embedded derivative reflects the Company's redemption options on the Senior Secured Notes. Changes in its fair value are driven by the trading price of the Senior Secured Notes, which affects the likelihood of the Company exercising each redemption option.

See “Summary of Quarterly Results” section below for discussion of variances between the three months ended June 30, 2026 and 2025.

Skeena Gold + Silver	Management’s Discussion & Analysis	18

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Summary of Quarterly Results

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	30-Jun-26	31-Mar-26	31-Dec-25	30-Sep-25
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(35,220)	$(104,457)	$(71,763)	$(36,797)
Loss per share	$(0.28)	$(0.86)	$(0.60)	$(0.32)
Quarter ended	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(36,033)	$(38,248)	$(4,649)	$(84,887)
Loss per share	$(0.31)	$(0.36)	$(0.04)	$(0.80)

(1)	being a development stage company, there have been no revenues from operations

Loss of $35,220,000 during the three months ended June 30, 2026 (“Q226”) decreased compared to the loss during the three months ended June 30, 2025 (“Q225”) of $36,033,000.

Interest and finance fee expense in Q226 of $14,102,000 increased compared to Q225 of $634,000 due to the accretion of 1% NSR Royalty and 1.5% Additional NSR Royalty Option liabilities that did not exist in Q225.

Foreign exchange loss in Q226 of $17,416,000 increased compared to Q225 of $369,000. The increase was driven by the loss on translation of $29,166,000 (Q225 – $nil) on the Senior Secured Notes, which was partially offset by the foreign exchange gain of $12,365,000 (Q225 – $nil) on the revaluation of USD balances in restricted cash.

During Q226, the Company incurred a loss on marketable securities of $3,560,000 while Q225 resulted in a gain of 3,290,000. The increase in loss was driven by the decline in the fair value of the Company’s holdings of 29,666,667 shares of TDG Gold Corp. (Q225 – 23,000,000 shares).

During Q225, the Company incurred CDE to reduce its commitments from the flow-through private placement completed in February 2025, resulting in the recognition of a $4,950,000 recovery during the period. The Company fulfilled the remaining flow-through commitments during fiscal 2025, resulting in no recovery on settlement of flow-through shares recognized during Q226.

During Q226, the Company conducted hydro-geotechnical work to support groundwater monitoring, resulting in an increase in community relations and environmental expense in Q226 compared to Q225.

Offsetting the loss was a revaluation gain on the Gold Stream derivative liability of $12,653,000 (Q225 – loss of $29,794,000). The Gold Stream derivative liability is revalued at each reporting date and the change in fair value was primarily driven by movements in the forward gold price curve, which decreased during Q226 compared to an increase during Q225. The loss in Q226 was also offset by the revaluation gain on the derivative asset embedded in long-term debt of $10,630,000 (Q225 – $nil). The embedded derivative reflects the Company's redemption options on the Senior Secured Notes. Changes in its fair value are driven by the trading price of the Senior Secured Notes, which affects the likelihood of the Company exercising each redemption option.

Skeena Gold + Silver	Management’s Discussion & Analysis	19

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Cash flows

Three Month Period Ended June 30, 2026

The Company's operating activities used net cash of $15,057,000 during Q226 (Q225 – $1,685,000). The increase in cash used in operating activities in Q226 compared to Q225 was primarily attributable to the movements in accounts payable and an increase in community relations and environmental expense as the Company conducted hydro-geotechnical work to support groundwater monitoring in Q226.

The Company’s investing activities used net cash of $390,030,000 during Q226 (Q225 – $67,717,000). The increase during Q226 compared to Q225 was due to the repurchase of 66.67% of the Gold Stream of $254,352,000 (US$184,000,000) (Q225 – $nil). Construction in the Eskay Creek Project relating to advancement of activities noted in the “2026 Site Works” section above increased in Q226 compared to Q225, resulting in additions to mineral property, plant and equipment of $131,352,000 (Q225 – $64,389,000).

During Q226, the Company’s financing activities provided net cash of $514,403,000 (Q225 – $66,341,000). The increase during Q226 compared to Q225 was primarily due to proceeds of $353,593,000 (US$255,792,000) from the Senior Secured Notes offering, which represents the remaining balance of the US$750,000,000 Senior Secured Notes after deducting the US$94,208,000 interest reserve and US$400,000,000 construction disbursement accounts, which were classified as restricted cash in the condensed interim consolidated statements of financial position. Total transaction costs associated with the Senior Secured Notes paid in Q226 amounted to $19,767,000. During Q226, restricted cash of $199,176,000 was released. The increase in Q226 was also due to the prepayment of royalty obligations of $25,000,000 (Q225 – $nil) and an increase in proceeds from options exercised of $12,411,000 (Q225 – $3,654,000) resulting from the Company’s higher share price.

Six Month Period Ended June 30, 2026

The Company's operating activities used net cash of $30,235,000 during H226 (H225 – $38,699,000). The decrease in cash used in operating activities in H226 compared to H225 was primarily attributable to the settlement of large accounts payable in the beginning of H225.

The Company’s investing activities used net cash of $467,077,000 during H226 (Q225 – $111,619,000). The increase during H226 compared to H225 was due to the repurchase of 66.67% of the Gold Stream of $254,352,000 (US$184,000,000) (H225 – $nil). Construction in the Eskay Creek Project relating to advancement of activities noted in the “2026 Site Works” section above increased in H226 compared to H225, resulting in additions to mineral property, plant and equipment of $203,600,000 (H225 – $93,412,000).

During H226, the Company’s financing activities provided net cash of $510,221,000 (H225 – $148,242,000). The increase during H226 compared to H225 was primarily due to the proceeds of $353,593,000 (US$255,792,000) from the Senior Secured Notes offering, which represents the remaining balance of the US$750,000,000 Senior Secured Notes after deducting the US$94,208,000 interest reserve and US$400,000,000 construction disbursement accounts, which were classified as restricted cash in the condensed interim consolidated statements of financial position. Total transaction costs associated with the Senior Secured Notes paid in H226 amounted to $19,767,000. During H226, restricted cash of $199,176,000 was released. The increase in H226 was also due to the prepayment of royalty obligations of $25,000,000 (H225 – $nil) and increase in proceeds from options exercised of $15,534,000 (H225 – $6,018,000) resulting from the Company’s higher share price.

Skeena Gold + Silver	Management’s Discussion & Analysis	20

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Liquidity and Capital Resources

The Company has relied primarily on share issuances and proceeds from the Gold Stream to fund its operational activities and other business objectives. As at June 30, 2026, the Company had cash and cash equivalents of $134,808,000 and restricted cash of $500,853,000.

On April 10, 2026, the Company completed its offering of US$750,000,000 aggregate principal amount of the Senior Secured Notes. The Company anticipates that proceeds from the Senior Secured Notes will be sufficient to fund its capital requirements up to the commencement of commercial production at Eskay Creek, which Management currently expects will be in 2027. In the longer term, the Company’s ability to continue as going concern is dependent upon successful execution of its business plan, including bringing the Eskay Creek Project to profitable operation.

Critical Accounting Estimates

Certain accounting estimates have been identified as being critical to the presentation of the Company’s financial condition and results of operations as they require management to make subjective and/or complex judgments about matters that are inherently uncertain, or there is reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The Company’s significant accounting estimates and judgments are disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2025, except for the following:

•	Valuation of the embedded derivative asset in the long-term debt

The fair value of the embedded derivative asset in long-term debt is calculated using the Hull-White model based on numerous assumptions, including, but not limited to, volatility factors, risk-free rates and credit spreads.

•	Valuation of the NSR Royalty liability and components of the Additional NSR Royalty Option

The fair value of financial instruments that are not traded in an active market are determined using valuation techniques. Management used judgment to select a method of valuation and made estimates of specific model inputs that are based on conditions existing at initial recognition. There is a high degree of estimation uncertainty associated with the inputs in the models used to value the NSR Royalty liability, Additional NSR Royalty Option and related equity component at initial recognition. Changes in assumptions or estimates used in determining the fair value of the financial instruments could impact the values attributed to the NSR Royalty liability and the components of the NSR Royalty Option in the condensed interim consolidated statements of financial position.

Skeena Gold + Silver	Management’s Discussion & Analysis	21

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

New Standards, Amendments and Interpretations

New accounting policies adopted in 2026

Mineral property, plant and equipment

The cost of property, plant and equipment includes an estimate of future variable consideration associated with its acquisition. A corresponding liability is recognized on the acquisition date and initially measured based on the estimated future variable payments. The liability is subsequently measured at amortized cost, with any changes in its carrying amount recognized as an adjustment to the cost of the related asset. This applies to NSR Royalty and Additional NSR Royalty Option.

Share-based payments

For share-based payments in which the terms of the arrangement provide the counterparty with a choice of whether to settle in cash or by issuing equity instruments, the Company accounts for the arrangement as a compound financial instrument, comprising a liability component, which represents the counterparty’s right to demand settlement in cash, and equity component, which represents the counterparty's right to demand settlement in equity instruments rather than cash.

At the date of grant, the Company measures the fair value of the compound instrument. The Company first measures the fair value of the liability component, then measures the fair value of the equity component, taking into account that the counterparty must forfeit the right to receive cash in order to receive the equity instruments. Where the fair value of each settlement alternative is the same, the fair value of the equity component is nil.

The liability component is subsequently measured at amortized cost. The equity component is not remeasured subsequent to the date of grant.

Upon settlement:

(a)	If the counterparty elects to settle in cash, the cash payment is applied to settle the liability in full. The equity component initially recognized in reserves remains within equity.
(b)

If the counterparty elects to settle by issuing equity instruments, the liability is transferred directly to equity as the consideration for the equity instruments issued. The equity component initially recognized in reserves remains within equity.

Borrowing costs

Borrowing costs related to exploration and evaluation assets are not capitalized but recognized as interest and finance fee expense in the statement of loss and comprehensive loss in the period in which they are incurred. Qualifying assets under development are capitalized and included in the carrying amounts during the development period until the assets are ready for their intended use. Capitalization commences on the date that expenditures for the qualifying asset are incurred, borrowing costs are being incurred by the Company and activities necessary to prepare the qualifying asset for its intended use are being undertaken.

Skeena Gold + Silver	Management’s Discussion & Analysis	22

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

For funds obtained from general borrowing, the amount capitalized is calculated using a weighted average of rates applicable to the borrowings during the period. For funds borrowed specifically for the purpose of obtaining or developing a qualifying asset, the amount capitalized represents the actual borrowing costs incurred on those specific borrowings less any investment income earned on temporary investment of those borrowings.

Adoption of new accounting standards in 2026

Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments Disclosures

The amendments to IFRS 9 and IFRS 7 are applicable for annual reporting periods beginning on or after January 1, 2026. There was no material impact on the Company’s condensed interim consolidated financial statements from the adoption of these amendments.

New standards and interpretations not yet adopted in 2026

IFRS 18: Presentation and Disclosure in Financial Statements

On April 9, 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”), to improve reporting of financial performance. IFRS 18 will replace IAS 1, Presentation of Financial Statements (“IAS 1”). IFRS 18 introduces specific structure for the income statement by requiring income and expenses to be presented in three defined categories of operating, investing, and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation, which apply to the primary financial statements and notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income (loss) and how these items are classified.

The standard is applicable for annual reporting periods beginning on or after January 1, 2027, with retrospective application required. The Company is currently evaluating the impact of the adoption of the standard.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, marketable securities, receivables, deposits, accounts payable, long-term debt, embedded derivative asset in long-term debt, Gold Stream derivative liability, NSR Royalty liability, Additional NSR Royalty Option liability and other liabilities.

For financial assets and financial liabilities at amortized cost, the fair value at initial recognition is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. The fair value of the Company’s cash and cash equivalents, restricted cash, receivables, deposits, accounts payable and other liabilities approximate their carrying amounts due to the short-term maturities of these instruments and/or the rates of interest being received or charged. An observable fair value of the Senior Secured Notes was estimated using the trading value of the bonds which indicate a fair value of $1,119,655,000 (carrying amount – $1,055,969,000).

Skeena Gold + Silver	Management’s Discussion & Analysis	23

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Valuation techniques using inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 – Valuation techniques using inputs for the asset or liability that are not based on observable market data.

The fair value of the marketable securities is based on the quoted market price of the shares in the publicly traded company to which the investment relates (Level 1). The fair value of the embedded derivative asset in long-term debt is calculated using the Hull-White model and is based on a number of factors, including the probability of each prepayment option from occurring, as well as volatility factors and risk-free rate which can be substantially observed or corroborated in the marketplace (Level 2).

The fair value of the Gold Stream derivative liability relates to the gold stream and is based on a number of factors, including the Company's forecasts of the Eskay Creek Project completion date and gold production schedule, gold prices including their volatility, and the anticipated credit spread of the Company (Level 3). The fair value of the Gold Stream is calculated using forward gold curve prices. As of June 30, 2026 and December 31, 2025, the following assumptions were utilized:

	June 30, 2026	December 31, 2025
Gold spot price (USD per ounce)	$4,017	$4,308
Gold price implied volatility[1]	N/A	21.03%
Credit spread of the Company	15.77%	15.94%

(1)	Estimate based on a Chicago Mercantile Exchange gold traded option with the closest maturity to the Gold Stream.

There were no changes in the levels of the fair value hierarchy during the six months ended June 30, 2026.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

Credit risk

Credit risk is the risk of an unexpected loss if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its cash and cash equivalents, restricted cash, receivables and deposits totaling $642,608,000 (December 31, 2025 – $129,340,000). The Company limits its exposure to credit risk by dealing with high credit quality counterparties. The Company's cash and cash equivalents and restricted cash are primarily held at large credit worthy Canadian financial institutions. The Company’s deposits are comprised primarily held by large and reputable vendors.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. Market risk consists of interest rate risk, currency risk and other price risk.

Skeena Gold + Silver	Management’s Discussion & Analysis	24

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

•	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk with respect to interest earned on cash and cash equivalents and restricted cash. Based on the balances of cash and cash equivalents and restricted cash at June 30, 2026, a 1% increase (decrease) in interest rates at June 30, 2026 would have decreased (increased) net loss before tax by $2,505,000. The Company is also exposed to credit spread risk on the Gold Stream derivative liability, being the risk that the fair value of the financial instrument will fluctuate because of changes in the Company's credit spread. An increase of 100 basis points in credit spread at June 30, 2026 would have decreased net loss before tax by $8,846,000. Conversely, a decrease of 100 basis points would have increased net loss before tax by $9,391,000. The Company’s long-term debt is not exposed to interest rate risk as the long-term debt has a fixed interest rate. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

•	Currency risk

Currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the Canadian dollar. The carrying amounts of financial assets and liabilities denominated in currencies other than the Canadian dollar are subject to fluctuations in the underlying foreign currency exchange rates and gains and losses on such items are included as a component of net loss for the period. At June 30, 2026, the Company has US$14,032,000 of cash and cash equivalents, US$352,442,000 in restricted cash, US$667,000 in accounts payable, US$743,067,000 in long-term debt and US$147,271,000 in Gold Stream derivative liability. Based on balances of these instruments at June 30, 2026, a 1% increase (decrease) in foreign exchange rates at June 30, 2026 would have increased (decreased) net loss before tax by $7,465,000. The Company does not currently use derivative instruments to reduce its exposure to foreign exchange risk.

•	Other price risk

Other price risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because of changes in market prices, other than interest rate risk or currency risk. At June 30, 2026, the Company held investments in marketable securities which are measured at fair value. The fair values of investments in marketable securities are based on the closing share price of the securities at the reporting date. A 10% decrease in the share price of the Company’s marketable securities at June 30, 2026 would have resulted in a $1,424,000 decrease to the carrying value of the Company’s marketable securities and an increase of the same amount to the Company’s unrealized loss on marketable securities. The Company is also exposed to gold price risk on the Gold Stream derivative liability, being the risk that the fair value of future cash flows of the financial instrument will fluctuate because of changes in market gold prices. A 5% increase (decrease) in the forward gold price curve at June 30, 2026 would have increased (decreased) net loss before tax by $10,464,000. The Company does not use derivative instruments to reduce its exposure to gold price risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company’s approach to managing liquidity risk is to ensure that it will have sufficient cash to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

Skeena Gold + Silver	Management’s Discussion & Analysis	25

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Related Party Transactions

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel for the three and six months ended June 30, 2026 and 2025 is as follows:

	For the three months ended		For the six months ended
	June 30		June 30
Director remuneration	$137	$121	$273	$230
Officer & key management remuneration[1]	$1,120	$1,054	$2,238	$2,105
Share-based payments	$8,958	$6,059	$18,409	$9,957

(1)	Remuneration consists exclusively of salaries and bonuses for officers and key management. These costs are components of administrative compensation, consulting and exploration and evaluation expense categories in the condensed interim consolidated statement of loss and comprehensive loss.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at June 30, 2026 is $1,105,000 (December 31, 2025 – $3,881,000) which is owed to key management personnel in relation to key management compensation noted above.

Disclosure Controls and Procedures

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of June 30, 2026, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Skeena Gold + Silver	Management’s Discussion & Analysis	26

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Internal Control Over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial reporting and disclosure.

There were no changes to the Company’s internal controls over financial reporting during the three months ended June 30, 2026 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Risk Factors

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2025 which can be found on SEDAR+ and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely, adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

Skeena Gold + Silver	Management’s Discussion & Analysis	27

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs.

Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	Ability to comply with any conditions imposed by regulatory approvals or permits and maintain such approvals and permits;
●	Cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	Delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	Technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	Accuracy of Reserve and Resource estimates;
●	Accuracy of engineering and changes in scope;
●	Accuracy of estimated metallurgical recoveries;
●	Accuracy of estimated plant throughput;
●	Accuracy of the estimated capital required to build and operate the project;
●	Adverse regulatory developments, including the imposition of new regulations;
●	Fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	Community action or other disruptive activities by stakeholders;
●	Adequacy and availability of a skilled workforce;
●	Difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	Availability, supply and cost of power;
●	Weather or severe climate impacts;
●	Litigation;
●	Dependence on third parties for services and utilities;
●	The interpretation of geological data obtained from drill holes and other sampling techniques;
●	Government regulations, including regulations relating to prices, taxes and royalties; and
●	A failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Skeena Gold + Silver	Management’s Discussion & Analysis	28

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek Project, namely:

●	Changes in general economic conditions, the financial markets, tariffs, inflation and interest rates and the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar.
●	Uncertainties resulting from the proposed tariffs by the United States, various international conflicts and the accompanying international response, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment, and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflicts, but should these conflicts go on for an extended period of time, or should other geopolitical disputes and conflicts emerge in other regions, these could result in material adverse effects to the Company.

Skeena Gold + Silver	Management’s Discussion & Analysis	29

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation.

There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

Responsibility for Technical Information

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Adrian Newton, P. Geo, the Company's Vice President, Exploration, and a "Qualified Person" as defined in NI 43-101. Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control ("QA-QC") program designed to follow industry best practice.

Off Balance Sheet Arrangements

The Company has not entered into any off-balance sheet arrangements.

Skeena Gold + Silver	Management’s Discussion & Analysis	30

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Information Concerning Estimates of Measured, Indicated and Inferred Resources

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”). The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

Skeena Gold + Silver	Management’s Discussion & Analysis	31

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. While outcomes of these matters are uncertain, based on the information currently available, the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial position, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the period when such changes occur.

Contractual Obligations

As of June 30, 2026, the Company had the following contractual obligations outstanding:

In $000s	Less than 1 year	1-5 years	Greater than 5 years	Total
Accounts payable	$46,187	$—	$—	$46,187
Leases	25,142	114,281	6,729	146,152
Long-term debt	88,581	1,428,200	—	1,516,781
NSR Royalty liability	15,589	86,432	121,062	223,083
Reclamation and mine closure	72	419	212,468	212,959
Other liabilities	2,833	4,724	—	7,557
Contractual commitments[1]	138,109	22,372	7,875	168,356
Total	$316,513	$1,656,428	$348,134	$2,321,075

(1)	Certain contractual commitments may contain cancellation clauses. However, the Company discloses its commitments based on management’s intent to fulfill the contracts.

The Company’s gold production from the Eskay Creek Project is subject to the terms of the Gold Stream.

Skeena Gold + Silver	Management’s Discussion & Analysis	32

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Outstanding Share Data

The following section updates the Outstanding Share Data provided in the condensed interim consolidated financial statements for six months ended June 30, 2026 to the date of the MD&A:

Common shares
Common shares outstanding at June 30, 2026	125,139,335
Common shares issued	323,370
Common shares outstanding at the date of the MD&A	125,462,705

Stock options
Stock options outstanding at June 30, 2026	5,231,846
Stock options granted	6,000
Stock options exercised	(323,370)
Stock options cancelled	(2,256)
Stock options outstanding at the date of the MD&A	4,912,220

RSUs
RSUs outstanding at June 30, 2026 and the date of the MD&A	266,425

PSUs
PSUs outstanding at June 30, 2026 and the date of the MD&A	1,853,200

DSUs
DSUs outstanding at June 30, 2026 and the date of the MD&A	346,587

Skeena Gold + Silver	Management’s Discussion & Analysis	33

SKEENA RESOURCES LIMITED
Management Discussion and Analysis
For the three and six months ended June 30, 2026
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Other Information

Directors:

Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[2]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director
Nathalie Sajous[3]	Independent Director
Hansjoerg Plaggemars[1]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee

Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations

2600 – 1133 Melville Street	Galina Meleger, Vice President, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 4E5 Canada	Email: info@skeenaresources.com
https://skeenagoldsilver.com/

Auditors	Solicitors

KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Skeena Gold + Silver	Management’s Discussion & Analysis	34